EXHIBIT 12.1

UDR, Inc.
Computation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Loss from continuing operations	$(43,036)	$(123,225)	$(117,930)	$(104,913)	$(75,707)

Add (from continuing operations):
Interest on indebtedness (a)	139,069	151,764	142,254	139,597	159,380
Portion of rents representative of the interest factor	2,073	2,039	1,969	2,351	1,883
	$98,106	$30,578	$26,293	$37,035	$85,556
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$139,069	$151,764	$142,254	$139,597	$159,380
Capitalized interest	26,368	12,979	12,505	16,929	14,857
Portion of rents representative of the interest factor	2,073	2,039	1,969	2,351	1,883
Fixed charges	$167,510	$166,782	$156,728	$158,877	$176,120

Add:
Preferred stock dividends	$6,010	$9,311	$9,488	$10,912	$12,138
Premium/(discount) on preferred stock redemption or repurchase, net	2,791	175	(25)	(2,586)	(3,056)
Combined fixed charges and preferred stock dividends	$176,311	$176,268	$166,191	$167,203	$185,202

Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock	—	—	—	—	—
For the year ended December 31, 2012, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $69.4 million.

For the year ended December 31, 2012, the ration of earnings to combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $78.2 million.

For the year ended December 31, 2011, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $136.2 million.

For the year ended December 31, 2011, the ratio of earnings to combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $145.7 million.

For the year ended December 31, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $130.4 million.

For the year ended December 31, 2010, the ratio of earnings to combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $139.9 million.

For the year ended December 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $121.8 million.

For the year ended December 31, 2009, the ratio of earnings to combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $130.2 million.

For the year ended December 31, 2008, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $90.6 million.

For the year ended December 31, 2008, the ratio of earnings to combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $99.6 million.

(a)
Interest on indebtedness for the year ended December 31, 2012 is presented gross of the benefit on debt extinguishment of $277,000. Interest on indebtedness for the years ended December 31, 2011 and 2010 is presented gross of the loss on debt extinguishment of $4.6 million and $1.2 million, respectively. Interest on indebtedness for the year ended December 31, 2009 is presented gross of the gain on debt extinguishment of $9.8 million, the prepayment penalty on debt restructure of $1.0 million, and the write-off of fair market value adjustment for debt paid off on a consolidated joint venture of $1.6 million. Interest on indebtedness for the year ended December 31, 2008 is presented gross of the gain on debt extinguishment of $26.3 million and prepayment penalty on debt restructure of $4.2 million.